Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Six months ended June 30, 2011

Income from continuing operations before taxes on income	$1,740
Adjustments:
Equity in earnings of equity affiliates	(826)
Distributed income of equity affiliates	389
Net income attributable to noncontrolling interests	(1)
Fixed charges net of capitalized interest	65

Earnings before taxes and fixed charges as adjusted	$1,367

Fixed charges:
Interest expense	$66
Portion of rent expense which represents an appropriate interest factor (a)	15
Amortization of debt costs	1

Total fixed charges	$82

Ratio of earnings to fixed charges	16.7x

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.